Exhibit 99.1

PHYTEC Buys Two Nano Dimension Professional-Grade 3D
Printers Transforming its Additive Electronics Manufacturing

Nano Dimension to Appoint PHYTEC as Its First German Reseller

NESS ZIONA, Israel, December 11, 2017 - Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that PHYTEC, a leading global maker of microprocessor-based solutions for industrial embedded devices, purchased two DragonFly 2020 3D printers as part of its additive electronics manufacturing transformation. PHYTEC purchased the just-released DragonFly 2020 Pro 3D Printer, and converted its desktop DragonFly 2020 beta printer into an outright purchase after actively participating in the company’s beta program since November 2016.

Nano Dimension will also appoint PHYTEC as its first reseller in Germany for its recently launched DragonFly 2020 Pro 3D Printer. This move leverages PHYTEC’s technical sales expertise as well as its commercial and service infrastructure to accelerate the expansion of Nano Dimension’s customer acquisition capabilities in Europe.

Today’s announcement underscores Nano Dimension’s successful transition from its R&D phase into full commercialization with marquee users as well as its commitment to expand its reseller network and geographic coverage in key markets.

“We were so impressed with Nano Dimension’s 3D printers that we quickly moved to make them central to our entire digital transformation infrastructure,” said Bodo Huber, CEO of PHYTEC. “We are constantly looking for competitive advantages and see great value in integrating agile hardware processes like the DragonFly 2020 to power and drive our additive electronics manufacturing process.”

“PHYTEC’s decision to purchases two of our advanced 3D printers to power its own digital transformation validates our entire value proposition,” said Simon Fried, chief business officer and co-founder of Nano Dimension. “The fact that an experienced practitioner of the caliber of PHYTEC also decided to invest in becoming our first reseller in Germany, speaks volumes about the significant marketplace potential they see for our disruptive solution.”

Nano Dimension’s DragonFly 2020 Pro 3D Printer is poised to transform electronic additive manufacturing by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

Hear PHYTEC’s CEO explain how his company is using the DragonFly 2020:

PHYTEC dramatically cuts lead time with Nano Dimension 3D Printed Electronics technology

About PHYTEC

PHYTEC is a leading global maker of microprocessor-based solutions for industrial embedded devices. PHYTEC's products have been deployed in hundreds of thousands of systems across a wide range of industries and applications, such as control and automation, medical, test and measurement, automotive, energy, transportation, and more. PHYTEC provides end to end solutions for companies seeking full product development support from a single source, enabling them to shorten time-to-market, reduce development costs and avoid substantial design risk in bringing products to market.

For more information, please visit www.phytec.eu

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses appointing PHYTEC as its first reseller in Germany for its 3D printers, leveraging PHYTEC’s technical sales expertise as well as its commercial and service infrastructure to accelerate the expansion of Nano Dimension’s customer acquisition capabilities in Europe, its commitment to expand its reseller network and geographic coverage in key markets, marketplace potential, and that the DragonFly 2020 Pro 3D Printer is poised to transform electronic additive manufacturing by empowering companies to take control of their entire development cycle. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com